UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 13, 2025

Supernus Pharmaceuticals, Inc.

 (Exact name of registrant as specified in its charter)

Delaware	001-35518	20-2590184
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9715 Key West Ave	Rockville	MD	20850
(Address of Principal Executive Offices)			(Zip Code)

Registrant’s telephone number, including area code: (301) 838-2500

Not Applicable

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Exchange Act

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	SUPN	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 13, 2025, Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Sage Therapeutics, Inc., a Delaware corporation (“Sage”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Sage and Saphire Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Company has agreed to cause Purchaser to commence a tender offer (the “Offer”) no later than July 2, 2025, to purchase all of the outstanding shares of common stock of Sage, par value $0.0001 per share (the “Shares” and each, a “Share”), at an offer price of (i) $8.50 per Share, in cash, less any applicable withholding taxes and without interest (the “Cash Amount”), plus (ii) one contingent value right per Share (a “CVR”), which represents the right to receive the Milestone Payment(s) (as defined below), which CVRs are governed by the terms of the CVR Agreement (as defined below), in cash, less any applicable withholding taxes and without interest (the Cash Amount plus the CVR, collectively, the “Offer Price”). Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into Sage (the “Merger” and, together with the Offer, the “Transactions”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Sage continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of the Company. At the effective time of the Merger (the “Effective Time”), each Share that was not tendered in the Offer, other than Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement), will be converted into the right to receive the Offer Price, less any applicable withholding taxes and without interest (the “Merger Consideration”).

At or prior to the time at which Purchaser accepts the Shares tendered in the Offer for purchase, the Company and a rights agent mutually agreeable to the Company and Sage shall enter into a contingent value rights agreement (the “CVR Agreement”) to allow for the payment of the Milestones Payment(s) pursuant to each CVR. Through a collaboration agreement with Biogen, Inc. (“Biogen”), the Company will report collaboration revenue that is 50% of total net revenue Biogen records for Zurzuvae in the United States. The Milestone Payment(s) that may be paid pursuant to each CVR are: (i) $1.00 payable if in any calendar year by the end of 2027, annual net sales of Zurzuvae allocable to Supernus equal at least $250 million in the United States (the “U.S.”), (ii) $1.00 payable if in any calendar year by the end of 2028, annual net sales of Zurzuvae allocable to Supernus equal at least $300 million in the U.S., (iii) $1.00 payable if in any calendar year by the end of 2030, annual net sales of Zurzuvae allocable to Supernus reach $375 million in the U.S., and (iv) $0.50 payable upon the first commercial sale in Japan to a third-party customer after regulatory approval for Zurzuvae in Japan by Shionogi & Co., Ltd., Sage's collaboration partner in Japan, for the treatment of Major Depressive Disorder by June 30, 2026. Each milestone with respect to a CVR may only be achieved one time and each Milestone Payment will only be paid once in connection with the achievement of the related milestone. The maximum amount payable with respect to the CVRs issued in respect to each Share is $3.50.

When commenced, the Offer will initially remain open for 20 business days following commencement of the Offer. If, at the scheduled expiration time of the Offer, any of the conditions to the Offer have not been satisfied (unless such condition is waivable by the Company or Purchaser and has been waived), Purchaser may extend the Offer for subsequent periods of up to 10 business days each. Additionally, Purchaser must extend the Offer (i) for any period required by applicable law (including any applicable interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”), the SEC staff and the Nasdaq Global Market), (ii) for periods of up to 10 business days each until the expiration or termination of the waiting period (or any extension thereof) applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (iii) at the request of Sage, for periods of 10 business days each, if any of the conditions to the Offer have not been satisfied or waived.

The obligation of Purchaser to promptly irrevocably accept for payment, and promptly thereafter pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to satisfaction or waiver of certain conditions set forth in the Merger Agreement, including (i) there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (“DGCL”)), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (ii) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act of 1976, as amended, having expired or been earlier terminated; (iii) the accuracy of the representations and warranties of Sage contained in the Merger Agreement, subject to customary thresholds and exceptions; (iv) Sage’s compliance with, and performance of, in all material respects, its covenants and agreements contained in the Merger Agreement; (v) the absence of a continuing Material Adverse Effect (as defined in the Merger Agreement); and (vi) other customary conditions set forth in Annex I to the Merger Agreement.

Sage has also agreed to customary “no-solicitation” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, Sage may under certain circumstances furnish, pursuant to an acceptable confidentiality agreement, information to and engage in or otherwise participate in discussions or negotiations with third parties with respect to a bona fide written alternative acquisition proposal, which alternative acquisition proposal was made or renewed after the execution and delivery of the Merger Agreement, and the board of directors of Sage determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative acquisition proposal constitutes or could reasonably be expected to lead to a superior offer.

The Merger Agreement also requires that Sage’s board of directors unanimously resolve to recommend that the stockholders of Sage tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”) and not, among other things, (A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any alternative acquisition proposal (any such action, a “Company Adverse Change Recommendation”). Notwithstanding these restrictions, (a)(i) if Sage (or any of its subsidiaries) has received a bona fide written alternative acquisition proposal that has not been withdrawn and after consultation with Sage’s outside legal counsel, Sage’s board of directors shall have determined, in good faith, that such alternative acquisition proposal is a superior offer, Sage’s board of directors may make a Company Adverse Change Recommendation, or Sage may terminate the Merger Agreement to enter into a definitive agreement with respect to such superior alternative acquisition proposal, in each case, only if, among other conditions, the board of directors determines in good faith, after consultation with Sage’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of Sage’s board of directors to Sage’s stockholders under applicable laws, and (b) other than in connection with an alternative acquisition proposal, Sage’s board of directors may make a Company Adverse Change Recommendation only if, among other conditions, the board of directors determines in good faith, after consultation with Sage’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the board of directors to Sage’s stockholders under applicable laws.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Sage has agreed to use reasonable efforts to conduct its business in the ordinary course consistent with past practice in all material respects and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement.

The Merger Agreement includes a remedy of specific performance for the parties thereto. The Merger Agreement also includes customary termination provisions for both the Company and Sage and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including (i) termination by Sage in order to accept a superior alternative acquisition proposal and enter into a binding written definitive acquisition agreement for the consummation of a transaction which the board of directors shall have determined, in good faith, constitutes a superior offer; or (ii) termination by the Parent if Sage’s board of directors shall have failed to include the Company Board Recommendation in the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 when mailed, or if there shall have been a Company Adverse Change Recommendation, Sage will be required to pay a termination fee of an amount in cash equal to $22,376,056.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference. The Merger Agreement has been filed to provide information to investors regarding its terms. The Merger Agreement is not intended to provide any other factual information about the Company, Sage or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated therein. The Merger Agreement and this summary should not be relied upon as disclosure about the Company or Sage. None of the Company’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Sage, Purchaser or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are qualified in important part by confidential disclosure schedules delivered by Sage to the Company and Purchaser in connection with the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or investors or may have been used for the purpose of allocating risk between the parties to the Merger Agreement instead of establishing these matters as facts. Accordingly, investors should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company and Sage in the Company’s and Sage’s respective public reports filed with the Securities and Exchange Commission (the “SEC”). Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Sage’s public disclosures.

Item 8.01	Other Events.

On June 16, 2025, the Company issued a joint press release with Sage announcing the execution of the Merger Agreement and held an investor conference call. A copy of the joint press release is filed as Exhibit 99.1 hereto, and the text of such joint press release is incorporated herein by reference. A copy of the investor presentation presented on the conference call is filed as Exhibit 99.2 hereto and posted on the Company’s website, and the text of such investor presentation is incorporated herein by reference.

Additional Information about the Tender Offer and Where to Find It

The tender offer for the outstanding common stock of Sage Therapeutics, Inc. (“Sage”) has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Sage securities. At the time the tender offer is commenced, Supernus Pharmaceuticals, Inc. (“Supernus”) and Saphire Inc., a direct wholly owned subsidiary of Supernus (“Purchaser”), will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, Sage will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Supernus to purchase shares of Sage common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Sage investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and Sage investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Supernus, Purchaser and Sage with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser file with the SEC will be made available to all investors and security holders of Sage free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Supernus under the “Investor Relations” section of Supernus’s website at https://www.supernus.com.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit 2.1* — Agreement and Plan of Merger, dated as of June 13, 2025, by and among Supernus Pharmaceuticals, Inc., Sage Therapeutics, Inc. and Saphire Inc.

Exhibit 99.1 — Joint Press Release of Supernus Pharmaceuticals, Inc. and Sage Therapeutics, Inc., dated June 16, 2025.

Exhibit 99.2 — Investor Presentation dated June 16, 2025.

Exhibit 104 — The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

* Scheduled omitted pursuant to Item 601 of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERNUS PHARMACEUTICALS, INC.

DATED: June 16, 2025	By:	/s/ Timothy C. Dec
Timothy C. Dec
Senior Vice President and Chief Financial Officer

5